华业集团有限公司
UOL GROUP LIMITED COMPANY REG. NO. 196300438C
101 THOMSON ROAD #33-00 UNITED SQUARE SINGAPORE 307591 TEL: (65) 6255 0233 FAX: (65) 6252 9822

[redacted]

06013772

11 May 2006

The U. S. Securities & Exchange Commission
450 Fifth Street N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549
Attn : Mr Frank Zarb, Esq.

BY FAX ONLY
FAX NO.: 012 1 202 942 9525

Total: 13 pages
(including this page)

SUPPL

Dear Sirs

SUBJECT : RULE 12g3 – 2(b) No. : 82-2180
- ANNOUNCEMENT

We have pleasure in enclosing for your information, a copy each of the Announcement in respect of the unaudited first quarter financial statement of the Group for 2006.

Please be informed that these Announcements are also available at the website of the Singapore Exchange Limited at **http://www.sgx.com.sg**.

Please acknowledge receipt on the duplicate of this letter. Thank you.

Yours faithfully
for UOL GROUP LIMITED

Yeong Sien Seu
Legal Manager

enc.

cc: Ms Karen Lefevre, The Bank of New York (Fax No. : 012-1-212-571 3050)

K:\gracewong\letter\MEDIA\1st-quarter results.doc
UOL/3.2.3/(ja)

UNAUDITED FIRST QUARTER FINANCIAL STATEMENT

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a)(i) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

	Notes	Group		
		First Quarter Ended 31 March		
		2006	2005	+ / (-)
		$'000	(restated) $'000	%
Revenue	A	132,286	103,579	28
Cost of sales		(75,011)	(55,311)	36
Gross profit		57,275	48,268	19
Other gains				
- Miscellaneous	B	875	4,236	(79)
- Finance income	C	1,469	4,535	(68)
- Exceptional items	D	-	58	(100)
Expenses				
- Marketing and distribution		(4,305)	(3,763)	14
- Administrative		(8,615)	(7,878)	9
- Finance	E	(4,433)	(7,512)	(41)
- Other operating		(12,747)	(11,885)	7
Share of results of associated companies		1,625	629	158
Profit before income tax	F	31,144	26,688	17
Income tax expense	G	(5,480)	(5,821)	(6)
Total profit		25,664	20,867	23
Attributable to:				
Equity holders of the Company		21,275	16,266	31
Minority interests		4,389	4,601	(5)
		25,664	20,867	23

1(a)(ii) Notes to the Income Statement

	Group		
	First Quarter Ended 31 March		
	2006	2005	+/ (-)
	$'000	(restated) $'000	%
A Revenue			
Revenue from property development	37,939	18,518	105
Revenue from property investments	23,575	24,674	(4)
Gross revenue from hotel operations	68,163	58,717	16
Revenue from trading and retail operations and management services	2,609	1,670	56
	132,286	103,579	28
B Other miscellaneous gains			
Deferred income recognised	-	819	(100)
Gain on option relating to Exchangeable Notes	-	1,632	(100)
Other income	875	1,785	(51)
	875	4,236	(79)
C Finance income			
Interest income	1,437	2,919	(51)
Foreign exchange gain (net)	32	1,616	(98)
	1,469	4,535	(68)
D Exceptional items			
Gain on liquidation of subsidiaries (net)	-	58	(100)
E Finance expense			
Interest expense	4,433	3,130	42
Amortisation of bond discount relating to the Exchangeable Notes	-	4,382	(100)
	4,433	7,512	(41)
F Profit before income tax			
Profit before income tax is stated after charging:			
Depreciation and amortisation	8,947	8,525	5
G Income tax expense			
The charge for taxation includes the following:			
Under/ (over) provision of tax in respect of prior years	-	-	-

H Comparatives

The income statement for first quarter 2005 has been restated to take into account the early adoption of amendments to FRS 21 in the audited financial statements for the year ended 31 December 2005. FRS 21 was amended to allow the exchange differences on a monetary item which forms part of a reporting entity's net investment in a foreign operation and which is not denominated in the functional currency of the reporting entity or the foreign operations to be taken to equity. Arising from the above, the restated total profit for first quarter 2005 is approximately S$248,000 lower than that previously announced.

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

	The Group		The Company	
	31.03.06	31.12.05	31.03.06	31.12.05
	$'000	$'000	$'000	$'000
ASSETS				
Current assets				
Cash and bank balances	94,925	104,503	1,462	1,502
Trade and other receivables	28,121	29,348	2,837	2,184
Properties for sale under development	339,071	248,531	-	-
Inventories	5,027	5,132	-	-
Available-for-sale financial assets	431,365	400,968	431,365	400,968
Other current assets	10,289	18,972	198	298
Current income tax assets	1,436	1,448	-	-
	910,234	808,902	435,862	404,952
Non-current assets				
Trade and other receivables	83,894	83,084	385,421	323,787
Available-for-sale financial assets	450,536	410,639	79,800	83,623
Associated companies	33,827	32,307	1,000	1,000
Subsidiaries	-	-	845,951	844,205
Investment properties	1,563,469	1,545,193	226,587	224,236
Property, plant and equipment	596,835	616,390	1,144	1,227
Intangibles	14,723	14,516	-	-
Deferred income tax assets	9,056	9,154	-	-
	2,752,340	2,711,283	1,539,903	1,478,078
Total assets	3,662,574	3,520,185	1,975,765	1,883,030
LIABILITIES				
Current liabilities				
Trade and other payables	81,084	86,003	5,257	5,901
Current income tax liabilities	102,852	100,778	79,371	79,530
Bank overdrafts	546	799	-	-
Bank loans	128,296	68,439	74,889	4,000
	312,778	256,019	159,517	89,431
Non-current liabilities				
Bank loans	518,080	518,504	-	-
Loans from subsidiaries	-	-	195,080	200,130
Loans from minority shareholders of subsidiaries	17,109	14,560	-	-
Rental deposits	12,171	12,628	1,309	1,309
Provision for retirement benefits	3,045	2,959	735	718
Deferred income tax liabilities	126,772	119,079	71,709	65,630
	677,177	667,730	268,833	267,787
Total liabilities	989,955	923,749	428,350	357,218
NET ASSETS	2,672,619	2,596,436	1,547,415	1,525,812
EQUITY				
Capital & reserves attributable to the Company's equity holders				
Share capital and share premium	1,068,660	1,068,264	1,068,660	1,068,264
Reserves	717,642	662,567	380,395	359,900
Retained earnings	654,643	633,368	98,360	97,648
	2,440,945	2,364,199	1,547,415	1,525,812
Minority interests	231,674	232,237	-	-
Total equity	2,672,619	2,596,436	1,547,415	1,525,812

1(b)(ii) Aggregate amount of group's borrowings and debt securities

	As At 31.3.06		As At 31.12.05	
	Secured	Unsecured	Secured	Unsecured
	$'000	$'000	$'000	$'000
Amount repayable in one year or less, or on demand	53,715	75,127	55,198	14,040
Amount repayable after one year	443,647	92,463	447,823	86,223

Details of any collateral

The borrowings are secured by mortgages on the borrowing subsidiaries' land and buildings, development properties for sale and/or hotel properties; and /or assignment of all rights and benefits with respect to the properties.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

Consolidated Cash Flow Statement for the first quarter ended 31 March

	Notes	Group 2006 1st Qtr $'000	Group 2005 1st Qtr (restated) $'000
Cash flows from operating activities			
Total profit		25,664	20,867
Adjustments for:			
Income tax expense		5,480	5,821
Non-cash items		4,978	4,210
Profit on properties for sale under development		(8,377)	(4,424)
Interest income		(1,437)	(2,919)
Interest expense		4,433	3,130
Amortisation of bond discount		-	4,382
Operating cash flow before working capital changes		30,741	31,067
Change in operating assets and liabilities			
Receivables		9,912	(9,099)
Inventories		105	(6)
Rental deposits		601	(292)
Payables		(6,616)	(9,710)
		4,002	(19,107)
Progress billings		1,266	8,396
Expenditure on properties for sale under development	i	(81,397)	(3,860)
Retirement benefits paid		(24)	(51)
Income tax paid		(1,583)	(621)
Net cash (used in)/ from operating activities		(46,995)	15,824
Cash flows from investing activities			
Proceeds from return of capital from available-for-sale financial assets		-	159
Payment for interest in associated company		-	(3,450)
Loans to associated companies		(1,068)	-
Payment to minority shareholders for purchase of shares in subsidiaries		(1,745)	(673)
Net proceeds from disposal of property, plant and equipment		66	22
Purchase of property, plant and equipment and investment properties	ii	(21,208)	(12,601)
Retention monies		652	(226)
Interest received		1,616	2,937
Net cash used in investing activities		(21,687)	(13,832)
Cash flows from financing activities			
Proceeds from issue of shares		396	59
Net proceeds from issue of shares to minority shareholders of subsidiary		-	2,932
Loans from minority shareholders of subsidiaries		2,556	753
Net borrowings		62,716	(102,967)
Interest paid		(6,221)	(4,947)
Net cash from/ (used in) financing activities		59,447	(104,170)
Net decrease in cash and cash equivalents		(9,235)	(102,178)
Cash and cash equivalents at 1 January		100,635	723,586
Cash and cash equivalents at 31 March	iii	91,400	621,408

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year (cont'd)

Notes to the Consolidated Cash Flow Statement

i. Expenditure on properties for sale under development

The expenditure for first quarter 2006 relates mainly to payments for the development of the Twin Regency and Newton Suites projects and for the purchase of the freehold property at Minbu Road, Singapore.

ii. Purchase of property, plant and equipment and investment properties

The expenditure for first quarter 2006 relates mainly to costs incurred for the conversion of the UOL Building at Somerset Road to a new 16-storey office-cum-service apartment, extension of Novena Square Shopping Mall and progress payments for the One Residency service apartments in Kuala Lumpur, Malaysia.

iii. Cash and cash equivalents

For the purposes of the consolidated cash flow statement, the cash and cash equivalents comprise the following:

	The Group	
	31.03.06	31.03.05
	$'000	$'000
Fixed deposits with financial institutions	75,555	607,207
Cash at bank and on hand	19,370	18,579
Cash and bank balances per balance sheet	94,925	625,786
Fixed deposits pledged as security	(2,979)	(4,338)
Bank overdrafts	(546)	(40)
Cash and cash equivalents per consolidated cash flow statement	91,400	621,408

1(d)(i) Company Statement of Changes in Equity for the first quarter ended 31 March 2006

	Share Capital & Share Premium	Reserves	Retained Earnings	Total Equity
	$'000	$'000	$'000	$'000
The Company				
Balance at 1 January 2006	1,068,264	359,900	97,648	1,525,812
Fair value gains on available-for-sale financial assets	-	20,495	-	20,495
Net profit for the financial period	-	-	712	712
Total recognised gains for the financial period	-	20,495	712	21,207
Employee share option scheme				
- proceeds from shares issued	396	-	-	396
Balance at 31 March 2006	1,068,660	380,395	98,360	1,547,415

Company Statement of Changes in Equity for the first quarter ended 31 March 2005

	Share Capital & Share Premium	Reserves	Retained Earnings	Total Equity
	$'000	$'000	$'000	$'000
The Company				
Balance at 1 January 2005	1,067,911	308,979	67,139	1,444,029
Fair value gains on available-for-sale financial assets	-	19,247	-	19,247
Net loss for the financial period	-	-	(303)	(303)
Total recognised gains for the financial period	-	19,247	(303)	18,944
Employee share option scheme				
- value of employee services	-	128	-	128
- proceeds from shares issued	60	-	-	60
Balance at 31 March 2005	1,067,971	328,354	66,836	1,463,161

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

During the quarter ended 31 March 2006, the issued share capital of the Company was increased as follows:

	Number of Ordinary Shares
Issued capital as at 1 January 2006	793,232,154
Issue of ordinary shares arising from the exercise of	
2002 Options granted under the UOL 2000 Share Option Scheme	24,000
2003 Options granted under the UOL 2000 Share Option Scheme	14,000
2004 Options granted under the UOL 2000 Share Option Scheme	142,000
Issued capital as at 31 March 2006	793,412,154

The following number of ordinary shares may be issued upon the exercise of the subscription rights in full by holders of:

	31.03.06	31.03.05
Options granted under the UOL 2000 Share Option Scheme:		
- 2001 Options during the option period from 31 May 2002 to 30 May 2011 at the offer price of $1.58 per share	-	16,000
- 2002 Options during the option period from 27 June 2003 to 26 June 2012 at the offer price of $1.81 per share	60,000	137,000
- 2003 Options during the option period from 27 June 2004 to 26 June 2013 at the offer price of $2.05 per share	340,000	422,000
- 2004 Options during the option period from 21 May 2005 to 20 May 2014 at the exercise price of $2.28 per share	923,000	1,228,000
- 2005 Options during the option period from 09 May 2006 to 08 May 2015 at the exercise price of $2.23 per share	1,288,000	-
	2,611,000	1,803,000

2 Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The figures have neither been audited nor reviewed by the Company's auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

The Group has applied the same accounting policies and methods of computation in the financial statements for the current financial period as those of the audited financial statements for the year ended 31 December 2005.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of the change

Not applicable.

6 Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

	Group	
	1st Quarter 2006	1st Quarter 2005
		(restated)
Earnings per ordinary share for the period		
(i) Based on weighted average number of ordinary shares in issue	cents 2.68	cents 2.05
(ii) On a fully diluted basis	cents 2.68	cents 2.05

Earnings per share is calculated by reference to the weighted average number of ordinary shares in issue during the period.

For the purposes of calculating diluted earnings per share, the weighted average number of shares in issue is adjusted to take into account the dilutive effect arising from the outstanding options granted to employees, where such shares would have been issued at a price lower than market value.

7 Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	Group		Company	
	31.03.06	31.12.05	31.03.06	31.12.05
Net asset value per ordinary share	$3.08	$2.98	$1.95	$1.92
Net tangible asset backing per ordinary share	$3.06	$2.96	$1.95	$1.92

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs and earnings of the group for the current financial period reported on, including (where applicable) seasonable or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Group revenue in the first quarter of 2006 increased by S$28.7 million or 28% to S$132.3 million as compared to those in the corresponding period of 2005. The increase in revenue came largely from property developments with the progressive recognition of revenues from the sale of units in Twin Regency in Kim Tian Road and Newton Suites in Newton Road. Revenue from hotel operations was also higher with the inclusion of revenue from the Sofitel Plaza Xiamen Hotel which opened in July 2005. Revenue from property investments however declined marginally, largely affected by the closure of the UOL Building for redevelopment works and extension works to the shopping mall at Novena Square.

Miscellaneous gains were lower in the first quarter of 2006 in the absence of deferred income and gain on option relating to the Exchangeable Notes. The decline in finance income was due to lower foreign exchange gain and reduced interest income. Finance expenses decreased by S$3.1 million in the absence of amortisation of bond discount relating to the Exchangeable Notes.

The share of results of associated companies was higher reflecting their better performance.

The Group's pre-tax profit in the first quarter of 2006 was $31.1 million, an increase of 17% over the pre-tax profit of $26.7 million in the corresponding period of 2005.

Group net attributable profit after tax in the first quarter of 2006 increased by S$5.0 million or 31% to S$21.3 million as compared to the profit of S$16.3 million in the corresponding period of 2005.

9 Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

Nil.

10 A commentary at the date of this announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

Underpinned by strong economic growth, the outlook for the Singapore property market remains good. Occupancy and rental rates for office and retail space should continue to improve while demand for residential properties is expected to remain healthy.

The majority of the Group's hotels continue to benefit from high occupancy and/or improved room rates. The Sheraton Suzhou faces increasing competition while operating conditions remain difficult for Grand Plaza Parkroyal Yangon.

11 Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on?

Name of dividend	:	N.A.
Dividend Type	:	N.A.
Dividend Rate	:	NIL
Par value of shares	:	N.A.
Tax Rate	:	N.A.

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?

Name of dividend	:	N.A.
Dividend Type	:	N.A.
Dividend Rate	:	NIL
Par value of shares	:	N.A.
Tax Rate	:	N.A.

(c) Date payable : N.A.

(d) Books closure date : N.A.

12 If no dividend has been declared/recommended, a statement to that effect

No dividend has been declared or recommended for the first quarter ended 31 March 2006.

BY ORDER OF THE BOARD

Foo Thiam Fong Wellington
Company Secretary
11 May 2006